EXHIBIT 99.01

Discharge of representative of Juristic-Person Director

Date of events: 2016/12/15

Contents:

1.Date of occurrence of the change:2016/12/15

2.Name of juristic-person director/ supervisor:Ministry of Transportation and Communications.

3.Name and resume of the replaced person:Lih-Shyng Tsai, Chairman of Chunghwa Telecom Co., Ltd.

4.Name and resume of the replacement:None

5.Reason for the change:discharge

6.Original term (from to ):from 2016/06/24 to 2019/06/23

7.Effective date of the new appointment:N/A

8.Any other matters that need to be specified:

(1)	In accordance with the letter of the Ministry of Transportation and Communications (MOTC)

(2)	The MOTC will appoint a new representative to fill up the vacancy later.